[CrossPoint Energy Company Letterhead]

February 5, 2007

BY EDGAR AND OVERNIGHT COURIER

Ms. April Sifford
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CrossPoint Energy Company (the “Company”)
Current Report on Form 8-K
File No. 000-51699
Filed January 24, 2007
Amended on February 5, 2007

Dear Ms. Sifford:

This letter responds to the Staff’s comments in the Staff’s letter dated January 29, 2007 concerning the Company’s Current Report on Form 8-K filed with the Commission on January 24, 2007 (the “Current Report”) The responses below are numbered to correspond with the comments in the Staff’s January 29, 2007 letter. Also provided with this letter is Amendment No. 1 to Form 8-K (the “Amendment”), which is being filed with the Commission simultaneously with this letter. A blacklined copy showing the changes made to the Current Report is provided for your convenience.

Comment 1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the event was a “mutually agreed upon termination” of the accountant, as that wording is unclear to a reader.

Response to Comment 1. The Company acknowledges the comment. The Company has revised its disclosure in the Amendment.

Comment 2. Revise to provide the information required by Item 304(a)(1)(iv)(D) and (E) of Regulation S-B, regarding the reportable event related to the internal control weakness that the former accountant advised the Company of.

Response to Comment 2. The Company acknowledges the comment. The Company has revised its disclosure in the Amendment.

Comment 3. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct this reportable event.

Response to Comment 3. At the time of the reportable event, the Company was known as “Electrum Mining Limited” and had only one employee, who was the sole officer (acting as both CEO and CFO) and director of the Company. In addition, as of September 30, 2006, the Company did not have any business operations, and its sole activity was closing an acquisition of CrossPoint Energy, LLC (“CrossPoint LLC”), which was completed on November 27, 2006. Because of the Company’s then-limited operations, and limited financial capacity, it could not employ any additional employees.

Ms. April Sifford
February 5, 2007

As a result of the acquisition of CrossPoint LLC, the Company changed its name to “CrossPoint Energy Company,” changed its business operations to those of CrossPoint LLC’s prior to the acquisition, and moved its offices to those of CrossPoint LLC’s. In addition, the Company’s sole employee resigned, and the Company appointed a new set of directors, new officers, and employed all of CrossPoint LLC’s employees prior to the merger.

The Company is currently committed to make sure that all steps necessary are taken to eliminate any material weakness in its internal controls. The Company has recently increased its accounting staff, to four individuals, two of which are certified public accountants. The Company currently believes that this is the appropriate size of its accounting staff considering the size of the Company’s current business operations; however it is continually evaluating this to ensure that it maintains appropriate staffing levels. The Company will also continue to review its staffing structure to maintain appropriate levels of oversight over accounting employees.

In addition, the Company’s Board of Directors is currently reviewing the need to create an Audit Committee of the Company’s Board of Directors, and the Company currently anticipates that this Audit Committee will be formed, consisting of outside directors, and active within the current fiscal year.

If you or any member of the Staff has comments or questions, please contact the undersigned at (972) 818-1100.

Very truly yours,

/s/ Daniel F. Collins

Daniel F. Collins